EXHIBIT 12.1

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,

	2003	2002	2001	2000	1999

Earnings:
Income (loss) from continuing operations	$105	$251	$147	$397	$(672)
Add:
Adjustment for distributions in excess of equity earnings and losses (a)	37	3	(13)	(14)	(30)
Provision for income taxes	(113)	2	42	201	1,074
Minority equity in net income	(3)	2	3	8	95
Amortization of interest capitalized	1	1	1	1	1

	$27	$259	$180	$593	$468

Fixed Charges:
Interest and other financial charges	$305	$356	$403	$460	$567
Interest factor attributable to rentals (b)	26	26	25	21	14

	331	382	428	481	581

Earnings, as adjusted, from continuing operations	$358	$641	$608	$1,074	$1,049

Fixed Charges:
Fixed charges above	$331	$382	$428	$481	$581
Interest capitalized	7	6	7	3	8

Total fixed charges	$338	$388	$435	$484	$589

Ratio:
Earnings, as adjusted, from continuing operations to fixed charges	1.06	1.65	1.40	2.22	1.78

Notes:
(a)	The adjustment represents distributions in excess of undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned.

(b)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.